Filed by Riverbed Technology, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: OPNET Technologies, Inc.

Commission File No. 000-30931

Riverbed Technology Inc.

NASDAQ OMX 29th Investor Program in London

December 4, 2012

Bruce:	Okay, I guess we’ll go ahead and get started with our next presentation. I’m Bruce Aust; I’m Executive Vice President with NASDAQ OMX. I run NASDAQ’s listings business, and it’s great to be here for our investor conference.

Our next speaker is Randy Gottfried; he’s the COO and CFO for Riverbed Technologies. Randy has been CFO since February of 2004, and was just recently named the Chief Operating Officer as of October this year. So we’re going to have a nice chat, and we’ll open to Q&A at the end of the presentation.

Randy:	Thanks very much for having us today.

Bruce:	It’s great to have you, Randy. So obviously, you’ve been to this conference before, so I think a lot of the investors know the story, but Riverbed is all about optimizing network platforms. And as we become more an increased network world, people are looking to how to best manage their IT structure. So just as an overview, maybe kick off with how you guys are doing that.

Randy:

Sure. So I’ve been at Riverbed, as you mentioned, for about nine years now. And some of the key trends in IT are really at sort of the sweet spot of what Riverbed does. So in general, Riverbed has a variety of businesses, most of our revenue, about 87 percent of our revenue, comes from WAN optimization. And it plays to the fact that more and more data infrastructure is farther and farther from end users. When you think about consolidating infrastructure out of your remote offices, using software as a service, creating your own private clouds, all of these trends tend to get data application storage farther from end users. Now it exposes people and companies to the basic laws of physics. So in the past, when we would talk about WAN optimization, they would think, okay, you’re making things faster, it’s all about bandwidth optimization and when in fact, it’s actually much more complicated and important. Even if you added infinite bandwidth, even if you had fiber running from point to point in your entire infrastructure from this room to a server in New York, it still takes a tenth of a second, a quarter of the second at the speed of light for a round trip. Now that may seem pretty fast, but it may take 1,000, 10,000, or 100,000 round trips to open up a file or conduct an operation within an application. So a lot of things that work great on your local area network work poorly or not at all across distance. So with our WAN optimization technology, which customers deploy throughout their infrastructure at each one of their remote sites and at the datacenters, we intercept traffic, we do a variety of optimizations, which at the end of the day, dramatically speeds up the performance. More than just, hey, this is a little bit faster, often by orders of magnitude, 10, 50 times performance improvement. Now with that sort of improvement, they can then consolidate a lot of their infrastructure that they couldn’t otherwise consolidate. And that’s been a big driver of our revenue, really life to data at Riverbed, and it’s one that, as you look at the basic trends, simply portrays a nice long term potential, as well.

Now in addition to WAN optimization, we’ve also supplemented with a variety of complementary technologies. We’ve got a technology we refer to as Cascade, which is in the space of network performance management. We announced the acquisition just recently of a company called OPNET, which is application performance management. We think over time NPM and APM converge, which for a CIO, all you really care about is the fact that we provide a lot of visibility and diagnostics for your infrastructure. You as a CIO don’t care is it a network problem, is it an application problem, you want to know what is the issue and how do I get to a root cause quickly. And that’s where those sorts of offerings play, and it plays nicely in that we help give visibility and we provide performance improvement for the problems that you surface.

Bruce:	So I was going to ask about OPNET because it was a fairly decent size acquisition for you guys, pretty high multiple. What do you think the synergy opportunities are for this transaction?

Riverbed Technology Inc.

NASDAQ OMX 29th Investor Program in London

December 4, 2012

Randy:	We think there’s a lot of synergies. It’s mostly on revenue synergies. OPNET is an existing company. They were a leader in this application performance management space in Gartner’s Magic Quadrant, they were in the top right. We had looked at the area for some time, so we had made some great strides in NPM, but in our own strategic discussions and internal analysis, along with discussing with the industry analysts, they see longer term a convergence of NPM and APM. We thought about do you do internal development and organically add features? Do you buy smaller, sort of tuck-in acquisitions and try to build that capability? We saw the opportunity with OPNET to take an already industry-leading product and technology and combine that with our existing NPM offering to create what we think will be a world-class product set for customers.

Bruce:	So who will you be competing with that going forward on the OPNET platform?

Randy:	Well, there’s a variety of competitors. In the APM space, the biggest competitors are CA, Compuware; in NPM and that part of the world, the bigger competitors tend to be people like NetScout.

Bruce:	So how are you guys going to differentiate then the product offering that Riverbed and OPNET is going to have together?

Randy:	Well, in this space, there’s sort of two sides of it. There’s gathering massive amounts of data about what’s going on in your infrastructure, and then sort of pumping that through sort of an analytical engine to provide that visibility and that dashboard into what’s going on so that you can quickly get alerted if things are going bad, or once they’ve gone bad, quickly figure out what the root cause is so you can take action. Yeah, with both of these, the NPM and the APM side, we think there’s a great possibility for convergence and be able to pump more and more data into an analytical engine and making that analytical engine even better because it sees a much broader cross section of not just packets and bits that are going across your network, but literally code line pieces of your application so that you can figure out, hey, it’s not just Exchange that’s causing it, that is a problem, but it’s this operation within Exchange where you have to drill down and see why that’s causing an issue.

Bruce:	Okay, so you think they’ll differentiate through the different product offering through basically key functionality that you’re going to offer.

Randy:	Yeah, I mean, there’s a variety of things when we think about the acquisition and how it deals with Riverbed. I think this was, at first, I think, more of a revenue synergy potential, it was not a – there’s obviously some public company costs that get more efficient. But it’s far more a revenue synergy story. It’s we have, at the base, we’ve got 15,000-ish WAN optimization customers, and so introducing this sort of technology into that base allows us an opportunity for us to expand our presence and bring a great technology to existing customers. We think the combination of our existing NPM with their APM provides a really unique broad based technology offering, not just for existing Riverbed customers, but for new ones as well. From a geographic perspective, OPNET was far more focused in the U.S., whereas Riverbed is a bit more balanced. We’ve got about 45 percent of our revenue coming from outside the U.S. and we think there’s an opportunity for us to expand offerings there. Riverbed tends to be far more channel oriented, and OPNET has been far more direct, so we have opportunity, I think, to expand the overall reach of OPNET in our install base with our channel partners geographically, which we think makes an exciting opportunity for us.

Bruce:	Talk to me about some Mirasol(?) based, Riverbed obviously works closely with Microsoft in the applications to optimize those properties in Microsoft really rolling out new products, launching new offerings. Do you see customers becoming more or less reliant on Riverbed optimization as they start upgrading their products?

Riverbed Technology Inc.

NASDAQ OMX 29th Investor Program in London

December 4, 2012

Randy:	Yeah, I think the overall dynamics in the industry and just what’s going on in technology, they’re more reliant. I think, as I started off today, distance is a really hard thing to overcome. It’s hard, you can’t go faster than the speed of light, and so some people have said over the years, well, what if things get so efficient they take fewer round trips, basically, in the semantic or the protocol that’s underpinning that application? Maybe they won’t need WAN optimization. Well, as it turns out while things get marginally more efficient, fewer round trips technically, you see more and more distance. And with that distance, you need WAN optimization to make it all work. Some of the biggest drivers of revenue for us are web-based applications. These are applications that are newer, that are probably more efficient than legacy systems, but still have the same problems. And in fact, as those web-based systems become sort of richer with more features and functionality, they essentially are adding more round trips to what’s going on. So I think net/net, the market for us remains strong long term. I think we’re excited by what we see out there. I think we’ve got to do a good job in executing against that opportunity, but we think there’s still a lot of penetration left when we ultimately do the math of what the market is out there, the total available, total reachable space, we think we’re less than 25 percent penetrated. And really, life to date, these are all greenfield sales. And that’s true for our competitors, as well. Even eight years after shipping, we’re still all rolling out, for the most part, into sort of greenfield, new to WAN optimization customers. At some point, you expect to reach a point where you’re not only going to new customers, but you get a refresh cycle, as well. So as we mature, eventually, we expect some of that wind at our back, frankly, of a refresh opportunity on top of what we think is still an early stage market.

Bruce:	So as talking about competitors, how do you see that competitive environment changing? Does Cisco become more aggressive? Do you see FI becoming a little more active in your space? What is – how are you going to really change the dynamics so that you win the business? Is it going to be coming down to pricing? What do you see as the major factor?

Randy:	Yeah, I’ll focus on WAN optimization, which is the biggest chunk of our business. And in that space, we’ve got about 50 percent market share. The next biggest competitor is Cisco at about 25 percent. After that, you have Citrix and a private company called Silver Peak, both with probably 8 to 10 percent market share each, and then sort of everybody else making up the remainder. And in general, there hasn’t been a whole lot of change. You saw Cisco is pretty much stagnant at their current market share levels, so you see Juniper, which had been a much bigger player. In the early days of WAN optimization, it was Riverbed, Juniper, and Cisco. Juniper is pretty much out of this space. In fact, they just recently said an announcement in October that recommended their customers buy Riverbed because they’ve gotten out of the WAN optimization business. And that was part of a broader agreement we had with Juniper. Blue Coat, which had been a bigger player in this space, they were acquired by private equity just over a year ago. My belief is that they focused more on what they did well, which was security. WAN optimization was never a huge part of their business, and they seem to have retreated a bit more towards their security side. Then you have a couple of other smaller companies, Expand basically went out of business, they were a private company, pretty much got out of this space. So there’s been some tumult over the years. But at the higher end of Riverbed and Cisco, that part really hasn’t changed a lot.

Bruce:	Speaking of a lot of these private companies, we do see as listings I see a lot of acquisitions in the private space. You have been fairly acquisitive in the last few years, what holes do you think still remain in your portfolio, and where do you see opportunities to expand maybe the TAM opportunity, where are those opportunities? And then what other appetite do you have for additional acquisitions?

Randy:	Well, I think largely our plate is full. I think with the OPNET acquisition especially, which is yet to close, we expect it to close not too long. We think we’ve got a great portfolio of products. On

Riverbed Technology Inc.

NASDAQ OMX 29th Investor Program in London

December 4, 2012

the WAN optimization side, we had a major refresh of our product line earlier this year. Now that that’s behind us, incrementally, there’s additional things that we’re adding. We had a major addition to that product line, our WAN optimization; in general, we had a product that came out earlier this year called Granite. And Granite is, it deals with some of the same business cases of people trying to consolidate, trying to pull gear out of their remote sites and into their infrastructure. It deals with it a bit differently than WAN optimization, and it deals with a lot of the use cases where nobody’s WAN optimization really helped. For the purposes of this presentation, I won’t go into a lot of detail, but Granite basically allows you to project an image of a server at your local site, at your remote site, get that local performance, but get the economies of scale and benefits of having it actually reside in your core data center where you get security and efficiency and ease of backup and economies of scale. So at top level, that sounds a little bit like the value proposition for WAN optimization or traditional WAN optimization, and our Steelhead product line, which is what we’ve sold for years. But it actually offers some very unique benefits that are actually quite different. And what we found was a lot of our customers who are insanely happy with our WAN optimization are actually looking at Granite as a really powerful additive technology to pull even more of their infrastructure into their core. Sometimes it was as simple as they were nervous, what if their WAN link goes down? And so they’d leave a server at the edge just in case. Sometimes it was their use case, specific use case. Maybe it was a custom application where nobody’s WAN optimization helped. So Granite, I think, of all the new technologies we’ve announced this year for me is the most exciting. As I think about our long term potential of the ability for some of these new things to move the needle, I think based on what we’ve seen in the field and the total available market against which that product is aimed, I think there’s some great opportunities there.

Bruce:	So it sounds like you feel pretty good about your position in the marketplace going forward.

Randy:	Yeah.

Bruce:	That’s great. So you have the government vertical, which is around 25 percent of Riverbed’s product revenue. Obviously with all the budget cuts and talks in the U.S. around that, how does that change, as far as sensitivities around military budget restraints, and then also how does this profile change with OPNET in your military revenue mix?

Randy:	In general, government, which includes federal, state, local, and non-U.S., it tends to be closer to 18 to 20 percent for a full year. It does spike, especially in the third calendar quarter, which tends to be the U.S. government’s big buying cycle. But that said, governments are facing the same challenges that enterprises are, how to get more out of existing IT. Over the years, they’ve seen datacenter sprawl, they’ve seen gear fully distributed in their infrastructure. They frankly haven’t had that market dynamic of running efficiently. Whereas now that they’re under a much tighter leash, and dealing with the fact that they’ve got less money to spend, that’s forcing down the path of efficiency oriented products. In the U.S., as an example, they’re trying to get from thousands of datacenters to a few hundred. And who knows how much progress they’re going to make eventually, all they know is all of the dynamics point toward consolidating more and more. And with that consolidation, they run into the same problems that enterprise customers have, which is the more you consolidate, the more distance you get with end users, the more latency, that latency, that time delay is what drives you to buy more WAN optimization. So assuming budgets don’t go to zero, that they still have some dollars to spend, we think we fair and are prioritized pretty well within the choices that governments have to make. We’re watching it closely and obviously, there is the headlines out there, but yeah, when we actually see what the governments are trying to do, where they’re prioritizing their budget, we think we fair better than anybody.

Riverbed Technology Inc.

NASDAQ OMX 29th Investor Program in London

December 4, 2012

Bruce:	Great. Before I turn it over to the audience, just one quick question around your relationship with VMware, how is it evolving, and how important do you see VMware to Riverbed and for example products like Granite in particular, how does that apply?

Randy:	So VMware has been a fantastic partner of ours for years in a lot of different respects. At their most recent VMWorld, which happened late this summer, we had probably a half a dozen announcement across a broad spectrum of our product line. In the WAN optimization front, a lot of times customers’ efforts to virtualize their infrastructure means pulling data from disparate locations into fewer places. And that again means latency gets introduced, meaning you need Riverbed to make it work. From the earliest days of Riverbed, VMware partners who were selling VMware and Riverbed, those were some of our biggest drivers. They continue to be great drivers because they’re part of consolidation. So consolidation projects have been good for both of our companies. We have in our, as a different example, we have a capability on a lot of our WAN optimization devices that are deployed at the edge, we have extra capacity that we have sort of walled off, underpinned with VMware, and allow customers to plug in third party products. So while you have WAN optimization at the edge, with Riverbed, if you want to plug in a third party security product or network utilities or a print server or a long list of other technologies that are currently stuffed into the phone closet of your remote site, we’re able to do that on Riverbed’s device and be that sort of underlying platform for you to use at the edge. While for us, that’s enabled by VMware, and we’ve had some nice technology evolution over time. We’ve also partnered with them with our own virtual desktop infrastructure, and for VDI, that’s, again, taking that consolidation theme to the extreme where you have end users whose desktops are far away from them. Well, that means you have performance issues or you’re exposed to those performance problems. So we’ve partnered with VMware to accelerate their VDI, which for their customers means a tremendous opportunity to get the great performance and the cost and security benefits of a more centralized approach.

Bruce:	So it sounds like a good partnership that’s working well for you guys.

Randy:	Yes. Yeah, since we have a couple of minutes, I’ll tack on a couple of other things which sometimes is useful. So as customers’ infrastructures develop to more of a software virtualized nature from the more traditional setting, we’ve also had some nice announcements with VMware with our Cascade, our NPM offerings and APM offerings, we can now provide a lot more visibility, visibility that often gets lost when you virtualize a lot of infrastructure into sort of fewer pieces of hardware and get it to more of a software state. We still need that same visibility, that same ability to drill down into what’s going on and Riverbed provides a real unique opportunity to drill down into VMware environments that a lot of people just don’t match at this point.

Bruce:	Yeah, Cascade has been very impressive, 22 percent quarter over quarter, percent year over year.

Randy:	It’s been a great business. Actually, it’s closer to about 40 percent growth last quarter year on year. For the full year it’s also been a decent growth product. And again, one we’re very excited buy and especially with the combination with OPNET.

Bruce:	Good. Well, I would like to turn it over to the audience to answer any questions. I think there’s microphones around, so we’ve got one in the back.

Q:	Hi. Question on the WAN optimization. So last cut of the data I saw was that Cisco wasn’t stable, that they were kind of almost falling to pieces, and the other category was kind of falling to pieces. I know you kind of said that you think it’s stable, but I was just wondering if you could give any color in terms of thinking of your growth and your share gain in WAN op, I mean, how does that split between sales to existing customers, sales to Cisco replacements, and true kind of greenfield kind of sales?

Riverbed Technology Inc.

NASDAQ OMX 29th Investor Program in London

December 4, 2012

Randy:	Well, as much as we’d sort of like to dance on the grave of Cisco as a competitor, it turns out they’re out there. And when I say what’s been stable has, I think their market share, based on Gartner’s market share numbers for Cisco, actually, it hasn’t changed a lot. We’ll see, I would think Gartner’s numbers for the most recent quarter should be out eminently, and we’ll see how they did in the most recent quarter. But for most of this year, they’ve been relatively stable in market share. When we think about, when we go into a new customer, probably a quarter or a third of the time when we go to a new customer, there is nobody else competing for their business. When there is competition, it’s typically Cisco. So in that respect, the frequency of times we’ve seen them, some of those other dynamics it hasn’t changed a lot. We typically win nine out of ten times against Cisco. That’s another stat that really has been in place for years. We always feel pretty good against, going against anybody, including Cisco. The good news about Riverbed is this is what we do, we eat, sleep, and breathe web optimization, NPM, APM, we’ve gone to some other businesses as well. This is our core, whereas Cisco and some of the other sort of multi-product companies that we go against, and Juniper included, this was never part of the core thing. So when times get tough, many companies naturally retreat to what they do best. This is not what some of our competitors have done best. So that’s given us the opportunity to expand our share and expand our presence in markets that we still think have long terms and great potential.

Bruce:	Got a question up here in the front.

Randy:	We’ll let the microphone come up so people on the webcast can hear.

Q:	Yeah, earlier in the year, I read a load of research notes that kind of disagreed with you in terms of the market penetration, saying that they were thinking that we were on the top end of the S-curve on penetration. And I think the reason that they were doing it, they were coming to that conclusion was because that was the only way to explain the deceleration of product revenues, product revenue growth, and WAN optimization. So if that’s not the case, and it’s obviously a very high ROI product, it’s got a spend to save sort of angle to it, as well, how do we explain the deceleration in product revenue growth?

Randy:	I think there’s a variety of things. I think we have great respect for the financial community, but I think in good times or if you have a bad data point likewise, there’s a tendency to extrapolate that single data point into infinity or to zero. And I think what we saw in the early part of this year, we did have some execution problems for Riverbed, we had a product cycle I wish we could have handled better. We also had probably more macro headwind than we saw in the prior year. And I think suddenly people said ah-ha, there’s no more need for WAN optimization, there’s no more business there. Now I think what we proved differently in the second and third quarter of this year is it turns out there actually is a fair bit of life. I think, in general, I think there’s a lot more life left in WAN optimization than we’re given credit for. If you look at our performance Q2 over Q1, Q3 over Q2, we’ve seen some pretty decent growth, high single digit growth quarter on quarter, and basically what we’ve seen in the field, as far as sort of greenfield opportunity, we still think there’s a fair bit of life left. Is it growing the same amount as it was a few years ago? Probably not. But still, I think there’s a lot of opportunity for us. There has been some tumult in the competitive landscape, and each one of those competitors that I described that are no longer around spend a lot of money and effort getting new customers to come try their technology and in many cases, bake-offs with us, as well. And if we can get it into a deal, as I mentioned, we have a pretty high hit rate. And so as some of those competitors have defocused away from WAN optimization, well, frankly, some of the lead generation went away, too. We’re spending a lot of time, we think that, again, there’s still a great bit of opportunity long term in this space. We’ve got to do a better job executing against that. I think that having the market presence, the technology, some of the accompanying technologies that we described today I think give us a great opportunity to have a lot of nice growth left in the business.

Riverbed Technology Inc.

NASDAQ OMX 29th Investor Program in London

December 4, 2012

Bruce:	Do we have any other questions for Randy? Any closing thoughts?

Randy:	No, I appreciate the opportunity to be here. Again, we’re excited about this business long term. We think that we have the strongest set of products to go to market that we ever had. I’ve been here since the earliest days of Riverbed Chip and WAN optimization, we’ve completely refreshed over the past 12 months. The newer offerings that we’ve described in NPM and now APM, with our other whole variety of products that we really didn’t spend time on today, I think as we look at where IT is going and where Riverbed is positioned, I think there’s no company better suited to go after that.

Bruce:	Well, thanks for your time, Randy. I appreciate your being here.

Randy:	Thank you.

END

Forward Looking Statements

This document contains forward-looking statements. Forward-looking statements include, but are not limited to: (i) statements about the benefits of the exchange offer and the merger; (ii) future financial and operating results following the exchange offer and the merger; (iii) the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; (iv) the competitive position and opportunities of the combined company; (v) the impact of the exchange offer and the merger on the market for the combined company’s products; and (vi) the timing of the completion of the exchange offer and the merger. In addition, words such as “anticipate,” “believes,” “budget,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predicts,” “project,” “should,” “will” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of Riverbed’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Riverbed. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: (a) risks related to the integration of OPNET into Riverbed and the anticipated future benefits resulting from the acquisition of OPNET; (b) Riverbed’s or the combined company’s ability to react to trends and challenges in our business and the markets in which we operate; (c) Riverbed’s or the combined company’s ability to anticipate market needs or develop new or enhanced products to meet those needs; (d) the adoption rate of Riverbed’s or the combined company’s products; (e) Riverbed’s or the combined company’s ability to establish and maintain successful relationships with our distribution partners; (f) our ability to compete in our industry; (g) fluctuations in demand, sales cycles and prices for Riverbed’s or the combined company’s products and services; (h) shortages or price fluctuations in Riverbed’s or the combined company’s supply chain; (i) Riverbed’s or the combined company’s ability to protect intellectual property rights; (j) general political, economic and market conditions and events; (k) difficulties encountered in integrating Riverbed’s and OPNET’s businesses and technologies; (l) the expense and impact of legal proceedings; and (m) other risks and uncertainties described more fully in Riverbed’s and OPNET’s documents filed with or furnished to the Securities and Exchange Commission. All forward-looking statements in this document are based on information available as of the date hereof, and Riverbed assumes no obligation to update these forward-looking statements. Riverbed reserves the right to modify future business or product plans at any time.

Additional Information and Where to Find It

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of OPNET. Riverbed and its acquisition subsidiary have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 and a tender offer statement on Schedule TO, and OPNET has filed a Solicitation/Recommendation Statement on Schedule 14D-9, all with respect to the

Riverbed Technology Inc.

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Offer and the Merger (as defined in those documents). Holders of shares of OPNET are urged to carefully read the relevant exchange offer materials (including the Prospectus/Offer to Exchange, the related Letter of Transmittal and the other offer documents) and the Solicitation/Recommendation Statement because they contain important information that holders of OPNET securities should consider before making any decision regarding tendering their securities. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of shares of OPNET at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s web site at www.sec.gov [http://www.sec.gov/]. Free copies of these documents are also available from Riverbed by mail to Riverbed Technologies, Inc., 199 Fremont Street, San Francisco, CA 94105; Attention: Investor Relations. In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Riverbed and OPNET file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Riverbed or OPNET at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Riverbed’s and OPNET’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.